As filed with the Securities and Exchange Commission on August 29, 2005
                                                     Registration No. 333-126472



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                AMENDMENT NO. 2
                                       ON
                                    FORM S-2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act Of 1933
                          ----------------------------


                               GSE SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)
        Delaware                                       52-1868008
    (State or other jurisdiction                    (I.R.S. Employer
   of incorporation or organization)              Identification Number)
                              9189 Red Branch Road
                               Columbia, MD 21045
                                 (410) 772-3500
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 John V. Moran
                            Chief Executive Officer
                               GSE Systems, Inc.
                              9189 Red Branch Road
                               Columbia, MD 21045
                                 (410) 772-3500
                              Fax: (410) 772-3599
              (Name and address, including zip code, and telephone
               number, including area code, of agent for service)

                            -----------------------

                                    Copy to:

                             Robert J. Hasday, Esq.
                                Duane Morris LLP
                              380 Lexington Avenue
                               New York, NY 10168
                                 (212) 692-1000
                              Fax: (212) 692-1020

                            -----------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            -----------------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

                           [GP Strategies Letterhead]
                                                                          , 2005
Dear GP Strategies Stockholder:

     I am pleased to send you the attached prospectus concerning GSE Systems, Inc. and notify you of the special distribution of shares of GSE Systems common stock to the holders of GP Strategies common stock and Class B Capital Stock. On June 20, 2005, the board of directors of GP Strategies Corporation approved the spin-off of GP Strategies' approximately 57% interest in GSE Systems through a special distribution of the shares of GSE Systems held by GP Strategies to GP Strategies stockholders. As a result, GP Strategies stockholders will receive in the spin-off ____ share of GSE Systems common stock for each share of GP Strategies common stock or Class B Capital Stock held.

     GSE Systems provides simulation solutions and services to the nuclear and fossil electric utility industry, the chemical and petrochemical industries and to the US Military Complex. It also provides plant monitoring and signal analysis monitoring and optimization software primarily to the power industry. Shares of GSE Systems common stock are listed on the American Stock Exchange under the symbol "GVP."

     The enclosed Prospectus describes the distribution of shares of GSE Systems common stock and contains important information about GSE Systems and its business. I suggest that you read it carefully.

     No action is required on your part to receive your GSE Systems shares. You will not be required either to pay anything for the new shares or to surrender any certificates representing shares of GP Strategies stock. However, the distribution may be taxable to you as a dividend. Please read the information set forth under the caption "Material Federal Income Tax Consequences of the Spin-Off" in the attached Prospectus and consult your tax advisor with respect to the income tax consequences of the distribution to you.

     If you have any questions regarding the distribution,  please contact Lydia
M. DeSantis at (914) 249-9700, or GP Strategies' stock transfer agent and registrar, Computershare Investor Services LLC, P.O. Box A3504, Chicago, IL 60690-3504, Telephone: 312-360-5430.

                                        Very truly yours,


                                        Scott N. Greenberg
                                        Chief Executive Officer
                                        GP Strategies Corporation



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Subject to
                       Completion, dated August 29, 2005.

PROSPECTUS


                               GSE SYSTEMS, INC.

                        5,154,052 Shares of Common Stock

     At this time, General Physics Corporation, a wholly-owned subsidiary of GP Strategies Corporation, holds an approximately 57% interest in GSE Systems, Inc. In this spin-off, General Physics will distribute all of the shares of GSE
Systems to GP Strategies and immediately thereafter GP Strategies will distribute all of the shares of GSE Systems common stock received from General Physics to GP Strategies stockholders on a pro rata basis. Each of you, as a holder of GP Strategies' common stock or Class B capital stock, will receive ____ share of GSE Systems common stock for each share of GP Strategies common stock or Class B capital stock you owned on the close of business on ___, 2005, the record date for the spin-off. If as a result of the foregoing ratio you would be entitled to a fraction of a share of GSE Systems common stock, you will receive cash in lieu of a fractional share interest.

     We are sending you this Prospectus to describe the spin-off.  We expect the
spin-off  to  occur  on  or  about           ,   2005.  You  will  receive  your
proportionate number of shares of GSE Systems common stock through our transfer agent's book-entry registration system. These shares will not be in certificated form. Following the spin-off, recipient stockholders may request to receive their shares of our common stock in certificated form. Immediately after the spin-off is completed, neither GP Strategies nor General Physics will own any shares of GSE Systems common stock. We refer to ourselves in this Prospectus as "GSE Systems," "GSE," the "Company," or "we" or "us."

     No stockholder action is necessary to receive your shares of GSE Systems common stock. This means that you do not need to pay anything to GP Strategies or to GSE Systems, and you do not need to surrender any shares of GP Strategies' common stock or Class B capital stock to receive your shares of GSE Systems common stock. In addition, a stockholder vote is not required for the spin-off to occur. GP Strategies is not asking you for a proxy, and GP Strategies requests that you do not send a proxy.

     As you review this Prospectus, you should carefully consider the matters described in "Risk Factors" beginning on page 3. Our common stock is listed on the American Stock Exchange under the symbol "GVP." On _____, 2005, the closing sale price of the common stock on the American Stock Exchange was $______.

                            -----------------------

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                            -----------------------

     This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities. Changes may occur after the date of this Prospectus and neither GSE Systems nor GP Strategies will update the information contained herein except in the normal course of their respective public disclosures.

     Stockholders of GP Strategies with inquiries related to the spin-off should contact Lydia M. DeSantis at (914) 249-9700, or GP Strategies' stock transfer agent and registrar, Computershare Investor Services LLC, P.O. Box A3504, Chicago, IL 60690-3504, Telephone: 312-360-5430.

                  The date of this Prospectus is ____, 2005.

                               TABLE OF CONTENTS
                                                                            Page
WHERE YOU CAN FIND MORE INFORMATION............................................2
THE COMPANY....................................................................3
RISK FACTORS...................................................................3
THE SPIN-OFF...................................................................7
RELATIONSHIP BETWEEN GP STRATEGIES AND GSE SYSTEMS............................10
LEGAL MATTERS.................................................................11
EXPERTS.......................................................................11

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                Special Note Regarding Forward-Looking Statements

     This prospectus contains "forward-looking" statements that have been made pursuant to the Private Securities Litigation Reform Act of 1995 which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate," "believe," "plan," "expect" and similar expressions have been used to identify these forward-looking statements. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to risks and uncertainties, including those listed under "Risk Factors," which could cause our actual growth, results, performance and business prospects and opportunities to differ from those expressed in, or implied by, these statements. Except as otherwise required by federal securities law, we are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

                       WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the public reference facilities of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of this material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov.

     This  prospectus  is  part  of a  registration  statement(Registration  No.
333-126472) we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. However, any information contained herein shall modify or supersede information contained in documents we filed with the SEC before the date of this prospectus. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 17, 2005, our Annual Report on Form 10-K/A for the year ended December 31, 2004, filed on May 2, 2005, our Annual Report on Form 10-K/A for the year ended December 31, 2004, filed on August 15, 2005, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005, our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005, filed on August 16, 2005, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 15, 2005, our Current Reports on Form 8-K, filed on March 18, 2005, May 11, 2005, May 27, 2005 and August 11, 2005, our Current Report on Form 8-K/A, filed on August 16, 2005, and the description of our common stock contained in our registration statement pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description, filed by us with the SEC.

     A copy of our Annual Report on Form 10-K for the year ended December 31, 2004, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, are being delivered with this prospectus. You may write or telephone us to obtain at no cost a copy of any or all of the documents incorporated by reference. You should direct written requests to 9189 Red Branch Road, Columbia, Maryland 21045, Attn: Secretary. Our telephone number is (410) 772-3500. However, we will not send you exhibits to a document, unless the exhibits are specifically incorporated by reference in the document.

                                  THE COMPANY

     GSE Systems, Inc. is a leader in real-time, high fidelity simulation. The Company provides simulation solutions and services to the nuclear and fossil electric utility industry, the chemical and petrochemical industries and to the US Military Complex. In addition, the Company provides plant monitoring and signal analysis monitoring and optimization software primarily to the power industry. Our executive offices are located at 9189 Red Branch Road, Columbia, Maryland 21045. Our telephone number is (410) 772-3500. We maintain a Web site at http://www.gses.com. Nothing contained in such Web site should be deemed a part of this prospectus.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below may not be the only ones we will face. Additional risks and uncertainties not presently known to us or that we currently deem not material may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

     The Company has limited cash resources. If the Company is unable to generate adequate cash flow from operations, it will need additional capital to fund its operations.

     For the years ended December 31, 2003 and 2002, the Company experienced net losses from continuing operations of $1.9 million and $4.3 million, respectively, and had only $82,000 of income from continuing operations for the year ended December 31, 2004. The Company also had a net loss of $1.6 million for the first six months of fiscal 2005. The Company's backlog has decreased from $30.4 million at December 31, 2003 to $19.6 million at December 31, 2004 and $14.7 million at June 30, 2005. The Company has cash available through a credit facility of $1.5 million, of which $725,000 had been utilized at June 30, 2005. In addition, the Company recently issued and sold to an investor a senior subordinated secured convertible note of the Company and a warrant to purchase shares of our common stock for an aggregate purchase price of $2,000,000. However, if the Company's income from continuing operations does not improve, it may need additional capital to fund its operations. If adequate funds are not available, GSE may be required to curtail its operations.

     The Company will continue to rely on GP Strategies for certain services.

     The Company's business has historically relied on GP Strategies for various services.

     On January 1, 2004, the Company entered into a Management Services Agreement with GP Strategies Corporation in which GP Strategies agreed to provide corporate support services to GSE, including accounting, finance, human resources, legal, network support and tax. In addition, GSE uses General Physics' financial system. In 2004, GSE was charged $685,000 for General
Physics' services. The agreement has been extended through December 31, 2005 without an increase in the fee. The agreement can be renewed for successive one-year terms.

     In addition, the Company does not have an independent credit facility; instead, $1.5 million of General Physics' available credit facility has been carved out for use by the Company.

     Although GP Strategies will no longer have any ownership interest in the Company following the spin-off, the Company will continue to rely on these services for the foreseeable future. However, there can be no assurance that GP Strategies will continue to be willing to provide such services to the Company after the spin-off.

     The Company's expense levels are based upon its expectations as to future revenues, so it may be unable to adjust spending to compensate for a revenue shortfall. Accordingly, any revenue shortfall would likely have a disproportionate effect on the Company's operating results.

     The Company's revenues were $29.5 million and $25.0 million in 2004 and 2003, respectively, and $13.0 million for the six months ended June 30, 2005. The Company's operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, including purchasing patterns, timing of new products and enhancements by the Company and its competitors, and fluctuating foreign economic conditions. Since the Company's expense levels are based in part on its expectations as to future revenues and includes certain fixed costs, the Company may be unable to adjust spending in a timely manner to compensate for any revenue shortfall and such revenue shortfalls would likely have a disproportionate adverse effect on operating results. The Company believes that these factors may cause the market price for its common stock to fluctuate, perhaps significantly. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations. The Company's common stock has also experienced a relatively low trading volume, making it further susceptible to extreme price fluctuations.

     Risk of International Sales and Operations.

     Sales of products and the provision of services to end users outside the United States accounted for approximately 65.1% of the Company's consolidated revenue in 2004. The Company anticipates that international sales and services will continue to account for a significant portion of its revenue in the foreseeable future. As a result, the Company may be subject to certain risks, including risks associated with the application and imposition of protective legislation and regulations relating to import or export (including export of high technology products) or otherwise resulting from trade or foreign policy and risks associated with exchange rate fluctuations. Additional risks include potentially adverse tax consequences, tariffs, quotas and other barriers, potential difficulties involving the Company's strategic alliances and managing foreign sales agents or representatives and potential difficulties in accounts receivable collection. The Company currently sells products and provides services to customers in emerging market economies such as Russia, Ukraine, Bulgaria, and the Czech Republic. Although end users in the Ukraine accounted for 20.7%, 28.7%, and 22.8% of the Company's consolidated revenue in 2004, 2003, and 2002, respectively, GSE's customer for these projects was Battelle's Pacific Northwest National Laboratory, which is the purchasing agent for the U.S. Department of Energy ("DOE"). The DOE provides funding for various projects in Eastern and Central Europe. Accordingly, the Company is not subject to the political and financial risks that are normally faced when doing business in the Ukraine. The Company has taken steps designed to reduce the additional risks associated with doing business in these countries, but the Company believes that such risks may still exist and include, among others, general political and economic instability, lack of currency convertibility, as well as uncertainty with respect to the efficacy of applicable legal systems. There can be no assurance that these and other factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company relies on one customer for a substantial portion of its revenue. The loss of this customer would have a material adverse effect upon the Company's revenues and results of operations.

     For the years ended December 31, 2004, 2003, and 2002, one customer (Battelle's Pacific Northwest National Laboratory) accounted for approximately 24.0%, 28.7%, and 22.8%, respectively, of the Company's consolidated revenue. The Pacific Northwest National Laboratory is the purchasing agent for the DOE and the numerous projects the Company performs in Eastern and Central Europe. If the Company lost this customer, the Company's revenue and results of operations would be materially and adversely affected.

     The Company's business is substantially dependent on sales to the nuclear power industry. Any disruption in this industry would have a material adverse effect upon the Company's revenue.

     In 2004, 85% of our revenue was from customers in the nuclear power industry. The Company will continue to derive a significant portion of its revenue from customers in the nuclear power industry for the foreseeable future. The Company's ability to supply nuclear power plant simulators and related products and services is dependent on the continued operation of nuclear power plants and, to a lesser extent, on the construction of new nuclear power plants. A wide range of factors affect the continued operation and construction of nuclear power plants, including the political and regulatory environment, the availability and cost of alternative means of power generation, the occurrence of future nuclear incidents, and general economic conditions.

     The Company's available credit facility imposes significant operating and financial restrictions, which may prevent it from capitalizing on business opportunities.

     GSE's  available  credit  facility,  which has been  carved  out of General
Physics' credit facility, imposes significant operating and financial restrictions. These restrictions affect, and in certain cases limit, among other things, the Company's ability to:

     * incur additional indebtedness and liens;

     * make capital expenditures;

     * make investments and acquisitions and sell assets; and

     * consolidate,  merge or sell all or  substantially  all of its assets.

     At June 30, 2005, the Company was not in compliance with its debt service coverage ratio. The Company obtained a letter dated August 4, 2005 in which the lender has agreed to forebear from exercising its rights under the credit agreement against the Company and other borrowers with respect to this event of default until the Company has delivered to the lender the Company's financial statements for the year ending December 31, 2005. Borrowings outstanding under this arrangement are guaranteed by GP Strategies.

     There can be no assurance that these restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of stockholders.

     The  Company  is   dependent  on  product   innovation   and  research  and
development, which costs are incurred prior to revenues for new products and improvements.

     The Company believes that its success will depend in large part on its ability to maintain and enhance its current product line, develop new products, maintain technological competitiveness and meet an expanding range of customer needs. The Company's product development activities are aimed at the development and expansion of its library of software modeling tools, the improvement of its display systems and workstation technologies, and the advancement and upgrading of its simulation technology. The life cycles for software modeling tools, graphical user interfaces, and simulation technology are variable and largely determined by competitive pressures. Consequently, the Company will need to continue to make significant investments in research and development to enhance and expand its capabilities in these areas and to maintain its competitive advantage. There can be no assurance that the Company will have the financial resources to support such investments.

     The Company relies upon its intellectual property rights for the success of its business; however, the steps it has taken to protect its intellectual property may be inadequate.

     Although the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are important to establishing and maintaining a technological leadership position, the Company's business depends, in part, on its intellectual property rights in its proprietary technology and information. The Company relies upon a combination of trade secret, copyright, patent and trademark law, contractual arrangements and technical means to protect its intellectual property rights. The Company enters into confidentiality agreements with its employees, consultants, joint venture and alliance partners, customers and other third parties that are granted access to its proprietary information, and limits access to and distribution of its proprietary information. There can be no assurance, however, that the Company has protected or will be able to protect its proprietary technology and information adequately, that the unauthorized disclosure or use of the Company's proprietary information will be prevented, that others have not or will not develop similar technology or information independently, or, to the extent the Company owns patents, that others have not or will not be able to design around those patents. Furthermore, the laws of certain countries in which the Company's products are sold do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

     The  industries  in  which  GSE  operates  are  highly  competitive.   This
competition may prevent the Company from raising prices at the same pace as its costs increase.

     The Company's businesses operate in highly competitive environments with both domestic and foreign competitors, many of whom have substantially greater financial, marketing and other resources than the Company. The principal factors affecting competition include price, technological proficiency, ease of system configuration, product reliability, applications expertise, engineering support, local presence and financial stability. The Company believes that competition in the simulation fields may further intensify in the future as a result of advances in technology, consolidations and/or strategic alliances among competitors, increased costs required to develop new technology and the increasing importance of software content in systems and products. As the Company's business has a significant international component, changes in the value of the dollar could adversely affect the Company's ability to compete internationally.

     GSE will continue to pursue new acquisitions and joint ventures, and any of these transactions could adversely affect its operating results or result in increased costs or other problems.

     The Company intends to continue to pursue new acquisitions and joint ventures, a pursuit which could consume substantial time and resources. Identifying appropriate acquisition candidates and negotiating and consummating acquisitions can be a lengthy and costly process. The Company may also encounter substantial unanticipated costs or other problems associated with the acquired businesses. The risks inherent in this strategy could have an adverse impact on the Company's results of operation or financial condition. There can be no assurance that the Company will have the financial resources to fulfill its strategy.

     The nuclear power industry, the Company's largest customer group, is associated with a number of hazards which could create significant liabilities for the Company.

     The Company's business could expose it to third party claims with respect to product, environmental and other similar liabilities. Although the Company has sought to protect itself from these potential liabilities through a variety of legal and contractual provisions as well as through liability insurance, the effectiveness of such protections has not been fully tested. Certain of the Company's products and services are used by the nuclear power industry primarily in operator training. Although the Company's contracts for such products and services typically contain provisions designed to protect the Company from potential liabilities associated with such use, there can be no assurance that the Company would not be materially adversely affected by claims or actions which may potentially arise.

     The terms of our recent financing may require us to issue an indeterminate number of shares of our common stock which may be dilutive and restrict us from taking certain actions.

     We have recently issued and sold to an investor a senior subordinated secured convertible note of the Company and a warrant to purchase shares of our common stock. The note is convertible, in part or in whole, into shares of our common stock based on a conversion price of $1.925. However, the conversion price, and thus the number of shares into which the note may be converted, is subject to adjustment if we issue or sell certain shares of common stock or convertible securities for a consideration per share less than the then effective conversion price, in which case the conversion price will be reduced to an amount equal to the consideration per share in such new issuance. The exercise price of the warrant, but not the number of shares for which it is exercisable, is similarly subject to adjustment.

     In addition, under the terms of the financing, while the note is outstanding, the Company may not, among other things, (i) acquire, sell or otherwise transfer any material assets or rights of the Company or a subsidiary, or enter into any contract or agreement relating to the sale of assets, which is not consummated pursuant to an arms length transaction, (ii) enter into any contract, agreement or transaction with any officer, director, stockholder or affiliate of the Company or a subsidiary other than ordinary course transactions that are consistent with past practice and pursuant to arms length terms, (iii) pay or declare any dividend or make any distribution upon, redeem, retire or repurchase or otherwise acquire, any shares of capital stock or other securities of the Company or a subsidiary, other than certain dividends currently owed to ManTech International, (iv) materially change the Company's or any subsidiary's line of business as currently conducted, or (v) incur any additional indebtedness senior to the note. Furthermore, the note and the warrant each prevent the Company from engaging in any fundamental transaction (such as a merger, consolidation, or sale of the Company) while it is outstanding, unless the successor assumes in writing all of the obligations of the Company under it and the successor is a publicly traded company with common stock traded on the Amex, Nasdaq, or the New York Stock Exchange.

                                  THE SPIN-OFF
Background

     As of  _____,  2005,  General  Physics,  a  wholly-owned  subsidiary  of GP
Strategies, held 5,154,052 shares of GSE Systems common stock, or an approximately 57% interest in GSE Systems. The board of directors of GP Strategies has determined to separate its interest in GSE Systems from its other businesses by means of a spin-off. To accomplish the spin-off, General Physics will distribute all of the shares of GSE Systems to GP Strategies and immediately thereafter, GP Strategies will distribute all of the shares of GSE Systems common stock received from General Physics to GP Strategies stockholders on a pro rata basis. A stockholder vote is not required or being sought for the spin-off to occur.

Reasons for the Spin-Off

     The GP Strategies Board of Directors has determined that the distribution of all of its interest in GSE Systems to owners of GP Strategies common stock and Class B capital stock will enable the management of each of GP Strategies and GSE Systems to operate and develop those businesses more effectively. The GP Strategies Board of Directors has concluded that the spin-off is in the best interests of GP Strategies and GP Strategies' stockholders because it believes that the spin-off will allow GP Strategies' management to focus solely on its core business, General Physics, and will simplify the financial presentation of GP Strategies thereby improving the ability of investors to understand GP Strategies' financial position.

     The GP Strategies Board of Directors explored various alternatives to the spin-off, including a sale of its shares of GSE stock, but determined that the spin-off would be in the best interests of GP Strategies' stockholders.

Manner of Effecting the Spin-Off

     GP Strategies will effect the spin-off as of the close of business on ____, 2005. At that time, General Physics will distribute to GP Strategies all of the shares of GSE Systems common stock it holds. Immediately thereafter, GP Strategies will distribute all of such shares of GSE Systems stock to the holders of GP Strategies common stock and Class B capital stock on a pro-rata basis. As of ____ , 2005, the record date for the distribution, there were ______ shares of GP Strategies common stock outstanding and ______ shares of GP Strategies Class B capital stock outstanding. Accordingly, each holder of GP Strategies stock on the record date will receive ____ share of GSE Systems common stock for each share of GP Strategies common stock or Class B capital stock held as of the close of business on _____ , 2005.

     GSE Systems stock will be issued as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing GSE Systems common stock will be mailed to registered holders of GP Strategies common stock in the ordinary course. If you are a stockholder of record of GP Strategies stock on the record date, GSE Systems' transfer agent, Continental Stock Transfer & Trust Co., will hold your book-entry shares. On or about ____ , 2005, Continental Stock Transfer will mail you a direct registration transaction advice reflecting your ownership interest in shares of GSE Systems common stock. When you receive this advice, you will receive information explaining the direct registration system and telling you how to obtain physical certificates if you desire to do so. You may also retain, transfer or sell the shares, or transfer the shares to a brokerage account. Notwithstanding the foregoing, holders of legended stock certificates representing GP common stock or Class B capital stock will receive legended physical stock certificates representing their GSE Systems common stock.

     No owner of GP Strategies stock will be required to pay any cash or other consideration for shares of GSE Systems received in the spin-off or to surrender or exchange any shares of GP Strategies stock to receive shares of GSE Systems.


     GP Strategies and General Physics are deemed "underwriters" within the meaning of Section 2(a)(11) of the Securities Act as a result of the distribution by General Physics of GSE Systems stock to GP Strategies and the distribution by GP Strategies of such stock to GP Strategies stockholders.


Treatment of Fractional  Shares

     Fractional shares of GSE Systems common stock will not be issued to holders of GP Strategies stock as part of the distribution nor credited to book-entry accounts. Instead, the distribution agent will aggregate fractional shares into whole shares and sell them in the open market at then-prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive a cash payment in the amount of their pro rata share of the net sale proceeds. The distribution agent, in its sole discretion, without any influence from GP Strategies or GSE Systems, will determine when, how, through which broker-dealer and at what price to sell such whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either GP Strategies or GSE Systems. Sales of fractional shares of our common stock are expected to be made as soon as practicable after the distribution date, and checks representing proceeds of these sales will be mailed there after. GP Strategies will bear the cost of brokerage commissions incurred in connection with such sales. None of GP Strategies, the distribution agent nor we guarantee that you will receive any minimum sale price for your fractional shares of GSE Systems common stock. You will not be paid any interest on the proceeds of the sale.

Results of Spin-Off

     As  of  the  close  of  business  on  ______  ,  2005,  GP  Strategies  had approximately ____ stockholders of record. Except for holders of GP Strategies stock who would be entitled to fractional shares only, each of these GP Strategies stockholders will become stockholders of GSE Systems once the spin-off is effected. Immediately after the spin-off is completed, neither GP Strategies nor General Physics will own any shares of GSE Systems common stock. The spin-off will not affect the number of outstanding shares of GP Strategies stock or the rights of GP Strategies stockholders.

     Shares of GP Strategies common stock are currently listed on the New York Stock Exchange under the symbol "GPX." Prior to the record date for the spin-off, GP Strategies stock will trade on a regular basis reflecting the value of GP Strategies that includes its interest in GSE Systems. GP Strategies common stock will continue to trade on the New York Stock Exchange following the spin-off.

     After the spin-off, shares of GSE Systems common stock will continue to be listed on the American Stock Exchange under the symbol "GVP." The prices at which the GSE Systems common stock will trade following the spin-off will be determined by the marketplace and may be influenced by the spin-off.

     GSE Systems common stock distributed in the spin-off generally will be freely transferable under the Securities Act except for securities received by persons who may be deemed to be affiliates of GSE Systems pursuant to Rule 405 under the Securities Act. Persons who may be deemed to be affiliates of GSE Systems after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with GSE Systems, including directors of GSE Systems. Persons who are affiliates of GSE Systems will be permitted to sell their shares of GSE Systems common stock received in the spin-off only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act, such as the exemption provided by Rule 144 under the Securities Act (subject to the conditions set forth in Rule 144, other than its holding period requirements).

Other Consequences

     The exercise price of outstanding GP Strategies options and warrants will be adjusted based on the relative fair market values of the GP Strategies stock before and after the spin-off.

Material Federal Income Tax Consequences of the Spin-Off

     The following discussion is a summary description of the material U.S. federal income tax consequences of the spin-off applicable to GP Strategies stockholders. This discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a GP Strategies stockholder. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations and administrative and judicial interpretations of the Code, all of which are as in effect as of the date of this Prospectus and are subject to change, possibly with retroactive effect. This discussion applies only to GP Strategies stockholders who hold their shares of GP Strategies stock as capital assets within the meaning of
Section 1221 of the Code, and does not apply to the following:

     * stockholders who received their shares of GP Strategies stock as compensation;

     * stockholders who hold their shares of GP Strategies common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

     * stockholders, including, without limitation, financial institutions, insurance companies, tax-exempt organizations, dealers or traders in securities and stockholders subject to the alternative minimum tax, who may be subject to special rules;

     *    stockholders whose functional currency is not the U.S. dollar; or

     *    stockholders   who,  for  U.S.   federal  income  tax  purposes,   are
          non-resident  alien   individuals,   foreign   corporations,   foreign
          partnerships,  foreign estates or foreign trusts.

     This discussion also does not consider the effect of any foreign, state or local laws or any U.S. federal laws other than those pertaining to the income tax.

     Accordingly, you should consult your tax advisor to determine the tax effect to you of the spin-off, including the application and effect of foreign or U.S. federal, state, local or other tax laws.

     The distribution of the shares of GSE Systems common stock by GP Strategies to its stockholders will be a taxable dividend to the stockholders to the extent that the distribution is made out of current or accumulated earnings and profits of GP Strategies. If the amount of the distribution exceeds current and accumulated earnings and profits, the excess amount will be a tax-free return of capital to the extent of the stockholder's tax basis in the GP Strategies stock and then any remaining amount will be taxable gain to the stockholder. No loss will be recognized. Any gain recognized by a stockholder will be capital gain. Capital gains are long term if the GP Strategies stock is held for more than twelve months at the time of the distribution. For individuals, the maximum federal income tax rate applicable to long-term capital gains and dividends is generally 15%.

Use of Proceeds

     We will receive no proceeds from the distribution of GSE Systems common stock.

               RELATIONSHIP BETWEEN GP STRATEGIES AND GSE SYSTEMS

     As of ______ , 2005, General Physics owned an approximately 57% interest in GSE Systems.

     On January 1, 2004, the Company entered into a Management Services Agreement with GP Strategies in which GP Strategies agreed to provide corporate support services to GSE, including accounting, finance, human resources, legal, network support and tax. In addition, GSE uses General Physics' financial system. In 2004, GSE was charged $685,000 for General Physics' services. The agreement has been extended through December 31, 2005 without an increase in the fee. The agreement can be renewed for successive one-year terms.

     In addition, the Company does not have an independent credit facility; instead, $1.5 million of General Physics' available credit facility has been carved out for use by the Company. While GP Strategies has guaranteed the amount of such credit facility currently utilized by GSE Systems, there can be no assurance that the credit facility would continue to be made available after such amount was repaid.

     GSE Systems and GP Strategies believe that these agreements are at fair market value and are on terms comparable to those that would have been reached in arm's-length negotiations had the parties been unaffiliated at the time of the negotiations.

     There can be no assurance that GP Strategies will continue to be willing to provide such services to the Company after the spin-off.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of common stock offered by this prospectus have been passed upon by Andrea D. Kantor, General Counsel of the Company.

                                    EXPERTS

     The consolidated financial statements of GSE Systems Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

                               GSE SYSTEMS, INC.


                                  COMMON STOCK

                                   PROSPECTUS
















                                         , 2005



--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses in connection with this offering. All of the amounts (except the SEC registration fee) are estimated.

        SEC registration fee                     $1,013.08
        Legal fees and expenses                   7,000.00
        Accounting fees and expenses              4,000.00
        Miscellaneous                             7,000.00
                                                  --------
                Total                           $19,013.08
                                                ==========

Item 15.  Indemnification of Directors and Officers.

     Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Company's Third Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that the Company shall indemnify and hold harmless, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, every person who was or is made a party or is threatened to be made a party or is otherwise involved in any action, suit of proceeding by reason of the fact that such person is or was serving as a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith if such person satisfied the applicable level of care to permit such indemnification under the DGCL. The Restated Certificate provides that, subject to any requirements imposed by law or the Company's Bylaws, the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition. The Company's Amended and Restated By-Laws (the "By-Laws") provide that, if and to the extent required by the DGCL, such an advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Restated Certificate also provides that a director shall, to the maximum extent permitted by Section 102(b)(7) of the DGCL (or any successor provision), have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

Item 16.  Exhibits.

Number                        Description
------                        -----------

3.1 Third Amended and Restated Certificate of Incorporation of the Company. Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on October 24, 2001 and incorporated herein by reference.

3.2 Form of Amended and Restated Bylaws of the Company. Previously filed in connection with Amendment No. 1 to the GSE Systems, Inc. Form S-1 Registration Statement as filed with the Securities and Exchange Commission on June 14, 1995 and incorporated herein by reference.

4.1 Specimen Common Stock Certificate of the Company. Previously filed in connection with Amendment No. 3 to the GSE Systems, Inc. Form S-1 Registration Statement as filed with the Securities and Exchange Commission on July 24, 1995 and incorporated herein by reference.


5.1     Opinion of Andrea D. Kantor.*


10.1    Agreement  among  ManTech  International  Corporation,  National  Patent
        Development Corporation, GPS Technologies, Inc., General Physics Corporation, Vattenfall Engineering AB and GSE Systems, Inc. (dated as of April 13, 1994). Previously filed in connection with the GSE Systems, Inc. Form S-1 Registration Statement as filed with the Securities and Exchange Commission on April 24, 1995 and incorporated herein by reference.

10.2 GSE Systems, Inc. 1995 Long-Term Incentive Plan, amended as of June 16, 2005. Previously filed in connection with the GSE Systems, Inc. Form DEF 4A as filed with the Securities and Exchange Commission on May 31, 2005 and incorporated herein by reference.

10.3 Form of Option Agreement Under the GSE Systems, Inc. 1995 Long-Term Incentive Plan. Previously filed in connection with the GSE Systems, Inc. Form 10-K as filed with the Securities and Exchange Commission on March 22, 1996 and incorporated herein by reference.

10.4 Office Lease Agreement between Sterling Rutherford Plaza, L.L.C. and GSE Systems, Inc. (dated as of February 10, 1998). Previously filed in connection with the GSE Systems, Inc. Form 10-K as filed with the Securities and Exchange Commission on March 21, 1998 and incorporated herein by reference.

10.5 Office Lease Agreement between Red Branch Road, L.L.C. and GSE Systems, Inc. (dated February 10, 1998). Previously filed in connection with the GSE Systems, Inc. Form 10-K as filed with the Securities and
        Exchange Commission on March 21, 1998 and incorporated herein by reference.

10.6 Warrant Agreements with GP Strategies and ManTech International Corporation (dated September 13, 1999). Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on August 15, 2001 and incorporated herein by reference.

10.7 Change of Control Agreements between GSE Systems, Inc. and Jerry Jen and Jeffery G. Hough (dated March 10, 2000). Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on August 1, 2001 and incorporated herein by reference.

10.8 $1,000,000 promissory note dated June 25, 2001 to ManTech International Corporation. Previously filed in connection with the GSE Systems, Inc.
        Form 8-K as filed with the Securities and Exchange Commission on August 1, 2001 and incorporated herein by reference.

10.9 Preferred Stock Issuance Agreement by and between GSE Systems, Inc. and ManTech International Corporation (dated December 5, 2001). Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on December 12, 2001 and incorporated herein by reference.

10.10 Asset Sale and Purchase Agreement between GSE Systems, Inc. and Novatech LLC dated September 25, 2003. Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on October 10, 2003 and incorporated herein by reference.

10.11   Management  Services  Agreement   between   GSE  Systems, Inc.  and   GP
        Strategies Corporation dated January 1, 2004. Previously filed in connection with the GSE Systems, Inc. Form 10-K filed with the Securities and Exchange Commission on April 14, 2004 and incorporated herein by reference.

10.12 First Amendment dated March 30, 2004 to the Financing and Security Agreement among General Physics Corporation, Skillright, Inc., GSE Systems, Inc., GSE Power Systems, Inc., and MSHI, Inc. and Wachovia Bank, National Association. Previously filed in connection with the GSE Systems, Inc. Form 10-K filed with the Securities and Exchange Commission on April 14, 2004 and incorporated herein by reference.

10.13 Third Amendment dated July 30, 2004 to the Financing and Security Agreement among General Physics Corporation, Skillright, Inc., GSE Systems, Inc., GSE Power Systems, Inc. and MSHI, Inc. and Wachovia Bank National Association. Previously filed in connection with the GSE Systems, Form 10-Q filed with the Securities and Exchange Commission on November 14, 2004 and incorporated herein by reference.

10.14 Forbearance letter dated August 4, 2005. Previously filed in connection with the GSE Systems, Inc. Form 10-Q filed with the Securities and Exchange Commission on August 15, 2005.


23.1    Consent of KPMG LLP.*

23.2    Consent of Andrea D. Kantor (contained in Exhibit 5.1).*


24.1    Powers of Attorney.*

99.1    Form   of  Right  of  First  Refusal  Agreement.   Previously  filed  in
        connection with Amendment No. 3 to the GSE Systems, Inc. Form S-1 Registration Statement as filed with the Securities and Exchange Commission on July 24, 1995 and incorporated herein by reference.

* Previously filed

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 on Form S-2 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, the State of Maryland, on the 29th day of August, 2005.


                                        GSE SYSTEMS, INC.


                                        BY:  /s/ John V. Moran
                                           --------------------------------
                                            Name:  John V. Moran
                                            Title:  Chief Executive Officer



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the 29th day of August, 2005.



                                                *
                                        --------------------------
                                        John V. Moran
                                        Chief Executive Officer and Director
                                        (Principal Executive Officer)


                                                *
                                        --------------------------
                                        Jeffery G. Hough
                                        Senior Vice President and Chief
                                        Financial Officer and Director
                                        (Principal Financial and Accounting
                                        Officer)


                                                *
                                        --------------------------
                                        Jerome I. Feldman
                                        Chairman of the Board


                                                *
                                        --------------------------
                                        Dr. Sheldon L. Glashow
                                        Director


                                                *
                                        --------------------------
                                        Scott N. Greenberg
                                        Director


                                                *
                                        --------------------------
                                        Dr. Roger Hagengruber
                                        Director


                                                *
                                        --------------------------
                                        Chin-our Jerry Jen
                                        Director


                                                *
                                        --------------------------
                                        Andrea Kantor
                                        Director


                                                *
                                        --------------------------
                                        Joseph W. Lewis
                                        Director


                                                *
                                        --------------------------
                                        George J. Pedersen
                                        Director


                                                *
                                        --------------------------
                                        Douglas Sharp
                                        Director


*       By:  /s/ Jeffery G. Hough
           ----------------------------------------
        Jeffery G. Hough, Attorney-in-Fact
        Pursuant to Power of Attorney, dated June 30, 2005


EXHIBIT INDEX

Number              Description
------              -----------
3.1 Third Amended and Restated Certificate of Incorporation of the Company. Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on October 24, 2001 and incorporated herein by reference.

3.2 Form of Amended and Restated Bylaws of the Company. Previously filed in connection with Amendment No. 1 to the GSE Systems, Inc. Form S-1
        Registration Statement as filed with the Securities and Exchange Commission on June 14, 1995 and incorporated herein by reference.

4.1 Specimen Common Stock Certificate of the Company. Previously filed in connection with Amendment No. 3 to the GSE Systems, Inc. Form S-1
        Registration Statement as filed with the Securities and Exchange Commission on July 24, 1995 and incorporated herein by reference.

5.1     Opinion of Andrea D. Kantor.

10.1 Agreement among ManTech International Corporation, National Patent Development Corporation, GPS Technologies, Inc., General Physics Corporation, Vattenfall Engineering AB and GSE Systems, Inc. dated as of April 13, 1994). Previously filed in connection with the GSE Systems, Inc. Form S-1 Registration Statement as filed with the Securities and Exchange Commission on April 24, 1995 and incorporated herein by reference.

10.2 GSE Systems, Inc. 1995 Long-Term Incentive Plan, amended as of June 16, 2005. Previously filed in connection with the GSE Systems, Inc. Form DEF 14A as filed with the Securities and Exchange Commission on May 31, 2005 and incorporated herein by reference.

10.3 Form of Option Agreement Under the GSE Systems, Inc. 1995 Long-Term Incentive Plan. Previously filed in connection with the GSE Systems, Inc. Form 10-K as filed with the Securities and Exchange Commission on March 22, 1996 and incorporated herein by reference.

10.4 Office Lease Agreement between Sterling Rutherford Plaza, L.L.C. and GSE Systems, Inc. (dated as of February 10, 1998). Previously filed in connection with the GSE Systems, Inc. Form 10-K as filed with the Securities and Exchange Commission on March 21, 1998 and incorporated herein by reference.

10.5 Office Lease Agreement between Red Branch Road, L.L.C. and GSE Systems, Inc. dated February 10, 1998). Previously filed in connection with the GSE Systems, Inc. Form 10-K as filed with the Securities and Exchange Commission on March 21, 1998 and incorporated herein by reference.

10.6 Warrant Agreements with GP Strategies and ManTech International Corporation (dated September 13, 1999). Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on August 15, 2001 and incorporated herein by reference.

10.7 Change of Control Agreements between GSE Systems, Inc. and Jerry Jen and Jeffery G. Hough (dated March 10, 2000). Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on August 1, 2001 and incorporated herein by reference.

10.8 $1,000,000 promissory note dated June 25, 2001 to ManTech International Corporation. Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on August 1, 2001 and incorporated herein by reference.

10.9 Preferred Stock Issuance Agreement by and between GSE Systems, Inc. and ManTech International Corporation (dated December 5, 2001). Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on December 12, 2001 and incorporated herein by reference.

10.10 Asset Sale and Purchase Agreement between GSE Systems, Inc. and Novatech LLC dated September 25, 2003. Previously filed in connection with the GSE Systems, Inc. Form 8-K as filed with the Securities and Exchange Commission on October 10, 2003 and incorporated herein by reference.

10.11 Management Services Agreement between GSE Systems, Inc. and GP Strategies Corporation dated January 1, 2004. Previously filed in connection with the GSE Systems, Inc. Form 10-K filed with the Securities and Exchange Commission n April 14, 2004 and incorporated herein by reference.

10.12 First Amendment dated March 30, 2004 to the Financing and Security Agreement among General Physics Corporation, Skillright, Inc., GSE Systems, Inc., GSE Power Systems, Inc., and MSHI, Inc. and Wachovia Bank, National Association. Previously filed in connection with the GSE Systems, Inc. Form 10-K filed with the Securities and Exchange Commission on April 14, 2004 and incorporated herein by reference.

10.13   Third  Amendment  dated  July  30,  2004  to the  Financing and Security
        Agreement among General Physics Corporation, Skillright, Inc., GSE Systems, Inc., GSE Power Systems, Inc. and MSHI, Inc. and Wachovia Bank National Association. Previously filed in connection with the GSE Systems, Form 10-Q filed with the Securities and Exchange Commission on November 14, 2004 and incorporated herein by reference.

10.14 Forbearance letter dated August 4, 2005. Previously filed in connection with the GSE Systems, Inc. Form 10-Q filed with the Securities and Exchange Commission on August 9, 2005.


23.1    Consent of KPMG LLP.*

23.2    Consent of Andrea D. Kantor (contained in Exhibit 5.1).*


24.1    Powers of Attorney.*

99.1 Form of Right of First Refusal Agreement. Previously filed in connection with Amendment No. 3 to the GSE Systems, Inc. Form S-1 Registration Statement as filed with the Securities and Exchange Commission on July 24, 1995 and incorporated herein by reference.


* Previously filed